November 21, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the "Trust") (File Nos. 811-08239 and 333-28339)

Dear Mr. Rosenberg:

On September 18, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 130 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 132 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (the "Amendment"). The Amendment was filed to update the registration statement to reflect changes to the underlying benchmark indexes of certain funds, reflect proposed changes to the investment objective of Bitcoin Strategy ProFund, and reflect certain other disclosure changes.

We received comments from you relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file Post-Effective Amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Funds' prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Amendment.

Prospectus

Important Information About the Fund

1.Comment: Please reinstate the "Important Information About the Fund" section preceding or immediately following the investment objective. Please disclose in bold text that:

"[t]he Fund presents different risks than other types of funds. The Fund is different in that it seeks inverse or "short" exposure and invests in credit derivatives. The Fund may not be suitable for all investors and should be used only by knowledgeable investors. Investors in the Fund should actively manage and monitor their investments, as frequently as daily. An investor in the Fund could potentially lose the full principal value of their investment within a single day."

Response: The Trust respectfully declines to include this disclosure in the "Important Information about the Fund" section. With respect to disclosure that the fund presents different risks than other types of funds and that investors may lose the full value of their investments within a single day, the Trust notes that the summary section for each Fund that provides leveraged exposure includes substantially similar disclosure in the section entitled "Principal Risks – Leverage Risk" as shown below.

Leverage Risk — The Fund uses leverage and will lose more money when the value of the Index falls than a similar fund that does not use leverage. The use of leverage increases the risk of a total loss of your investment. If the Index approaches a 67% loss at any point in the day, you could lose your entire investment. The use of leverage increases the volatility of your returns. The cost of obtaining this leverage will lower your returns.

Similarly, Funds that provide inverse exposure include substantially similar disclosure in the section entitled "Principal Risk – Short or Inverse Investing Risk" as shown below (with revised language shown in bold/underline):

Short or Inverse Investing Risk — You will lose money when the Index rises – a result that is the opposite from a traditional index fund. Obtaining inverse or "short" exposure may be considered an aggressive investment technique. The costs of obtaining this short exposure will lower your returns. If the level of the Index approaches a 100% increase at any point in the day, you could lose your entire investment. As a result, an investment in the Fund may not be suitable for all investors.

In addition, the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks – Investment Objectives" provides similar disclosure as shown below:

Investment in a Geared ProFund involves risks that are different from and additional to the risks of investments in other types of funds. An investor in a Geared ProFund could potentially lose the full value of their investment within a single day.

With respect to disclosure that the fund "should be used only by knowledgeable investors who understand the consequences of seeking daily inverse investment results including the impact of compounding on fund performance", the Trust believes this formulation is overly technical. The Trust believes that more concise and direct language (e.g., "it is important that you understand") when paired with an explanation of the impact of long-term investing better conveys to investors the risks of investing in the Funds and the importance of understanding the consequences of long-term investing. For example, the excerpt below from the section entitled "Principal Risks – Holding Period Risk" as shown below:

If you are considering holding fund shares for longer than a day, its important that you understand the impact of Index returns and Index volatility (how much the value of the Index moves up and down from day-to-day) on your holding period....

The following table illustrates the impact of Index volatility and Index return on Fund returns for a hypothetical one-year period. However, these effects will impact your return for any holding period other than a day. The longer you hold shares of the Fund, the more magnified these effects will be. As a result, you should consider monitoring your investments in the Fund in light of your individual investment goals and risk tolerance....

For more information, including additional graphs and charts demonstrating the effects of Index volatility and Index return on the long-term performance of the Fund, see "Understanding the Risks and Long-Term Performance of a Daily Objective Fund" in the Fund's Prospectus.

With respect to disclosure that "investors in the fund should actively manage and monitor their investments as frequently as daily" the Trust respectfully declines to include this disclosure in the section entitled "Important Information about the Fund." The Trust has included this concept in the excerpt from the "Principal Risks – Holding Period Risk" as noted in the excerpt above.

The Trust believes the statement "the fund may not be suitable for all investors" is overly technical in nature, is true of every investment company, and may not be readily understood by investors. Whether an investment is "suitable" is a determination a broker-dealer is required to make in connection with recommending a security to a retail customer pursuant to FINRA Rule 2111. This legal requirement may not be readily understood by investors.

Moreover, the suitability requirement applies only to broker-dealers making recommendations to a retail customer. The Trust is not making a recommendation to investors, but rather offering a public security, nor is it required or able to make suitability determinations. There is no requirement under Form N-1A that registrants disclose that their funds "may not be suitable for all investors" and the Trust notes that such disclosure is applicable to every investment company but is not found in the registration statements for the vast majority of other registered investment companies. As a result, the Trust is concerned that the inclusion of such a broad statement may potentially be misconstrued as a limit on investor choice or as being a feature unique to the Trust.

Given the existing disclosures describing the risks of an investment in the Funds, that disclosure regarding suitability is unlikely to be useful to investors, and the potential confusion it may cause, the Trust would prefer not to include such a statement. The Trust believes including the statement in the "Leverage Risk" and "Short or Inverse Investing Risk" sections will provide appropriate context for the statement and minimize the chance of investor confusion.

Portfolio Turnover

2.Comment: If the portfolio turnover rate of a Fund is over 100%, please add back in the Portfolio Turnover Risk.

Response: The Trust respectfully declines to include a separate Portfolio Turnover Risk in the summary prospectus as it believes the relevant disclosure is included in the section entitled

"Portfolio Turnover," which states that "[a] higher portfolio turnover rate....may indicate higher transaction costs and may result in higher taxes....These costs...affect the Fund's performance." In addition, the Trust includes this disclosure in the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks." The Trust relocated this risk as part of the Amendment in an effort to improve readability and shorten the summary portion of the prospectus.

Principal Investment Strategies

3.Comment: Please revise the derivatives bullet point to include disclosure that describes the purpose of the derivative in the portfolio. For example, hedging rather than investing in conventional securities. Additionally, please disclose the extent to which derivatives are to be used. (See Barry Miller Letter dated July 30, 2010)1.

Response: The Trust has considered the Staff observations concerning derivatives disclosures set forth in the Barry Miller Letter and believes that the applicable disclosure for each Fund is consistent with the Letter's guidance. To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Trust believes the disclosure in the sections entitled "Principal Investment Strategies" and "Principal Investment Risks" adequately disclose such derivatives and do not include extraneous discussions of types of derivatives not utilized by the Funds. For example, the Funds typically utilize either swap agreements and/or futures contracts. The disclosure also includes the reason why a Fund may utilize derivatives. For example, certain funds utilize derivatives to obtain "leveraged exposure" and certain funds utilize derivative to obtain "inverse exposure."

While the Trust does not believe inclusion in the summary prospectus of a detailed or technical description of the derivatives the Funds' utilize would be consistent with the Staff's guidance ADI 2019-08 – Improving Principal Risks Disclosure or helpful to an investor, the Trust does include more detailed discussion in the section entitled: "Investment Objectives, Principal Investment Strategies and Related Risks" – "Risks Associated with the Use of Derivatives." The Trust also includes more disclosure on specific types of derivatives elsewhere in the registration statement, for example, in the section entitled "Investment Policies, Techniques and Related Risks" in the Statement of Additional Information.

The Trust is of the view that the presentation of derivatives disclosure throughout the registration statement beginning with brief discussions in the summary prospectus to more detailed disclosures in both the statutory prospectus and the SAI is appropriate.

4.Comment: In the derivatives bullet point, the Staff notes that derivatives may include ETFs. If an investment in ETFs is a principal strategy of the Fund, please disclose the related risks of such investment.

Response: Should investments in ETFs be a principal investment strategy for a particular Fund, that disclosure would be included separately. The Trust does not consider investments in other ETFs to be a type of derivative. Instead, the noted disclosure is intended to describe derivatives generally, including that their value may be derived from the value of a variety of different underlying assets or reference rates.

The Trust includes directly following the bullet point, the types of derivatives that a particular Fund may utilize. For example, the Access Flex High Yield ProFund indicates that it will principally utilize credit default swaps and U.S. Treasury futures contracts. Each of these types of derivatives is then discussed more fully in the section entitled "Principal Risks" in the summary prospectus.

5.Comment: Please review the language in the derivatives bullet point noted below:

...financial instruments whose value is derived from the value of the

1See https://www.sec.gov/divisions/investment/guidance/ici073010.pdf underlying asset or assets, such as stocks, bonds, funds (including exchange-traded funds ("ETFs")), currencies, interest rates or indexes.

Interest rates are not an asset class. Please consider if revisions are needed.

Response: The Trust has revised the disclosure as follows:

"... financial instruments whose value is derived from the value of the underlying asset or ~~assets~~ rate, such as stocks, bonds, funds (including exchange-traded funds ("ETFs")), currencies, interest rates or indexes."

Principal Investment Risks

6.Comment: The Staff notes that the preliminary paragraph was removed. Please add back, for example:

The Fund presents different risks than other types of funds in that it seeks inverse or "short" exposure. This means the Fund should generally lose value as the high yield market (i.e., U.S. corporate high yield debt market) is rallying (gaining value). Conversely, it should generally increase in value as the high yield market is falling (losing value). An investor in the Fund could potentially lose the full principal value of their investment.

Response: See response to Comment #1 above. The Trust is of the view that the concepts from the preliminary paragraph are disclosed elsewhere as noted.

7.Comment: The Staff notes that the "Short Investing Risk" was revised. Please add back to the disclosure:

To the extent that, at any particular point in time, the instruments underlying the short position may be thinly traded or have a limited market, including due to regulatory action, the Fund may be unable to meet its investment objective due to a lack of available securities or counterparties. During such periods, the Fund's ability to issue additional shares may be adversely affected. Obtaining inverse exposure through these instruments may be considered an aggressive investment technique. Any income, dividends or payments by the assets underlying the Fund's short positions will negatively impact the Fund."

Response: The Trust respectfully declines to re-insert the requested disclosure as it is included elsewhere in the summary prospectus and the Trust is seeking to reduce duplicative disclosure in its summary prospectus in order to improve the readability of the summary prospectus. The Trust notes that much of this disclosure is included in "Short Investing Risk", "Credit Default Swaps (CDS) Risk", and "Counterparty Risk"

Additionally, more discussion on Short Investing Risk is included in the section entitled "Investment Objectives, Principal Investment Strategies and Related Risks" as noted below:

Short Sale Exposure Risk — A Fund may seek inverse or "short" exposure through financial instruments, which would cause the Fund to be exposed to certain risks associated with selling short. These risks include, under certain market conditions, an increase in the volatility and decrease in the liquidity of the instruments underlying the short position, which may lower a Fund's return, result in a loss, have the effect of limiting the Fund's ability to obtain inverse exposure through financial instruments, or require the Fund to seek inverse exposure through alternative investment strategies that may be less desirable or more costly to implement. To the extent that, at any particular point in time, the instruments underlying the short position may be thinly traded or have a limited market, including due to regulatory action, a Fund may be unable to meet its investment objective due to a lack of available instruments or counterparties. During such periods, a Fund's ability to issue additional shares may be adversely affected. Obtaining inverse exposure through these instruments may be considered an aggressive investment technique. Any income, dividends or payment by the assets underlying a Fund's short positions will negatively impact the Fund. [emphasis added]

8.Comment: Please advise the Staff supplementally why "Liquidity Risk" is no longer considered a principal risk of the Fund, especially in light of the Fund's investments in high yield bonds and derivatives that may be less liquid.

Response: The Trust conducted a review of certain risk disclosures and based on the Advisor's evaluation of the nature, probability, and magnitude of the risks determined that "Liquidity Risk" is not a principal risk (for Funds other than those that invest in cryptocurrency futures) and, as such, moved it from the summary prospectus to the statutory portion of the prospectus.

Fee Table

9.Comment: Although a fund is permitted to have a recoupment period longer than 3 years, it may not include the captions for fee waiver or expense reimbursement in the fee table unless the registrant confirms that it has conducted an FAS 5 analysis and recoupment is not probable. Please confirm supplementally if the registrant has conducted a FAS 5 analysis and please inform the staff if the fund's auditor has been provided with that analysis. Please confirm supplementally that recoupment is not probable.

Response: The Trust confirms it does not have a recoupment period longer than 3 years.

Principal Investment Strategies

10.Comment: For Funds such as the Banks UltraSector, please disclose whether the fund will utilize a representative sampling of securities in the index or to securities not contained in the index or in financial instruments with the intent of obtaining leveraged exposure consistent with the objective.

Response: The Fund will not utilize a representative sampling of securities of the index similar to how certain "matching" funds operate in the complex. The Fund generally will invest in a combination of equity securities, derivatives such as swap agreements which it utilizes as a substitute for investing directly in stocks in order to gain leveraged exposure to the index. The disclosure for the Banks UltraSector includes:

The Fund invests in financial instruments that ProFund Advisors believes, in combination, should produce daily returns consistent with the Daily Target.

The types of instruments the Fund invests in are disclosed in the paragraph below the above statement and include equity securities and derivatives. Additionally, the Trust discloses risks related to this methodology in the Correlation Risk as noted below:

In addition, the Fund may not have leveraged exposure to all of the securities in the Index, its weighting of securities may be different from that of the Index, and it may invest in instruments not included in the Index.

The Trust respectfully declines to add additional disclosures.

11.Comment: Under the "Swap Agreement" disclosure, please disclose with whom the fund will enter into swaps and the typical length of such agreements.

Response: The Trust will revise the disclosure as requested. As an example, the summary prospectus for Banks UltraSector ProFund will be revised in the B-Filing as marked below:

Swap Agreements — Contracts entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a standard swap transaction, ~~where~~ two parties agree to exchange or "swap" payments based on the change in value of an underlying asset or benchmark. For example, ~~in a standard swap transaction~~ two parties agree to exchange the return (or differentials in rates of returns) earned or realized on a particular investment or instrument.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProFund Advisors LLC

Senior Director, Counsel